EXHIBIT 99.1

HEXO To File Management Information Circular Seeking Shareholder Approval for Its New Debt Financing Arrangements and Equity Purchase Agreement

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec, May 11, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”), a leading producer of high-quality cannabis products, today announced that, on or about May 16, 2022, the Company expects to file a management information circular (the “Circular”) in respect of the special meeting of shareholders of the Company scheduled to be held on June 14, 2022 at 4:00 p.m. (EDT) to seek shareholder approval of, in accordance with the polices of the Toronto Stock Exchange (the “TSX”), certain aspects of the transactions (the “Transactions”) contemplated by (i) the proposed amendment to the terms of the Company’s outstanding senior secured convertible note to be assigned to Tilray Brands, Inc. (“Tilray”) pursuant to the terms of the Transaction Agreement and the Assignment and Assumption Agreement, each entered into by and among Tilray, HEXO and HT Investments MA LLC on April 11, 2022, and (ii) the equity purchase agreement (the “Standby Agreement”) with an affiliate of KAOS Capital Inc. (the “Standby Party”), all as more particularly described in the Company’s press release dated April 12, 2022. This is an important and significant step forward in executing on the Company’s strategic plan.

Details concerning the Transactions and related agreements will be set out in the Circular and the Transactions remain subject to compliance with the requirements of the TSX and the other terms of the Transactions, as summarized in the Circular.

A notice package containing a description of the matters to be addressed at the upcoming meeting and of the notice-and-access procedures to access the meeting materials, as well as a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders) is expected to be mailed on or about May 16, 2022. These materials outline in detail how to vote at and participate in the meeting. Beginning on our about May 16, 2022, the materials for the meeting will be available online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the meeting materials maintained by the Corporation’s transfer agent and registrar.

In connection with the Standby Agreement, and to reflect worsening stock market conditions and a decrease in the Company’s share price, the Standby Party and the Company have agreed to an amendment whereby the Standby Party will initially receive 10,843,373 common shares in the capital of the Company (“Common Shares”) as a standby commitment fee versus the originally agreed 7,557,711 Common Shares. In addition, the entitlement to receive additional Common Shares as part of the standby commitment fee as previously disclosed has been limited to circumstances where the Company’s share price (based on a 5 day volume-weighted average price) on the TSX at the end of the four month and one day restricted period applicable to the Common Shares initially issued as a standby commitment fee is less than $0.489. The terms of the Standby Agreement are otherwise unamended.

The board of directors of HEXO unanimously recommends that shareholders vote FOR the resolutions to approve certain aspects of the Transactions, which are described in detail in the Circular.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"), including with respect to: the expected commercial, financial and strategic benefits of the Transactions, the approvals required and the timing thereof, the issue price of any Common Shares issued under the Standby Commitment, the filing of the Circular, and the holding of a special shareholder meeting. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and six months ended January 31, 2022. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste, Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:
Investor Relations:
invest@hexo.com
www.hexocorp.com

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media@hexo.com